UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

WESTON HILL EQUITY HOLDINGS, LP

c/o LCA Capital

654 Madison Avenue, Suite 1001 New York, NY, 10060

(212) 333-3377 Ext. 111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400506101

1.	Name of Reporting Person.
I.R.S. Identification Nos. of above persons (entities only)
Weston Hill Equity Holdings, LP
98-0676537
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of	7.	Sole Voting Power
Shares		23,794,815
Beneficially	8.	Shared Voting Power
Owned by		0
Each	9.	Sole Dispositive Power
Reporting		23,794,815
Person With	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
23,794,815
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
4.9% (based upon 476,850,000 Series B shares issued and outstanding as of March 31, 2020, as publicly reported by the Issuer in certain filings with Mexican regulatory authorities, which amount is disclosed by the Issuer as of December 31, 2018 in its annual report on Form 20-F, filed with the Securities and Exchange Commission on April 17, 2019)
14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 400506101

1.	Name of Reporting Person.
Carlos Laviada Ocejo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		3,052,735
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		3,052,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,052,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)

0.6% (based upon 476,850,000 Series B shares issued and outstanding as of March 31, 2020, as publicly reported by the Issuer in certain filings with Mexican regulatory authorities, which amount is disclosed by the Issuer as of December 31, 2018 in its annual report on Form 20-F, filed with the Securities and Exchange Commission on April 17, 2019)

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 400506101

1.	Name of Reporting Person.
Laura Diez Barroso Azcárraga
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Mexico

Number of	7.	Sole Voting Power
Shares		0
Beneficially	8.	Shared Voting Power
Owned by		3,052,735
Each	9.	Sole Dispositive Power
Reporting		0
Person With	10.	Shared Dispositive Power
		3,052,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,052,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)

0.6% (based upon 476,850,000 Series B shares issued and outstanding as of March 31, 2020, as publicly reported by the Issuer in certain filings with Mexican regulatory authorities, which amount is disclosed by the Issuer as of December 31, 2018 in its annual report on Form 20-F, filed with the Securities and Exchange Commission on April 17, 2019)

14.	Type of Reporting Person (See Instructions)
IN

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D/A is hereby amended and restated as follows:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by Weston Hill Equity Holdings, LP (“Weston”), Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga (collectively, the “Reporting Persons”) with respect to the Series B shares, without par value, beneficially owned by the Reporting Persons (the “Series B shares”), of Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.) (the “Issuer” or the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 28, 2010, as further amended on October 3, 2013, January 16, 2014, December 11, 2014 and November 28, 2018, respectively (together with this Amendment No. 5, the “Schedule 13D/A”). This Amendment No. 5 also constitutes an exit filing for each Reporting Person. Except as specifically amended by this Amendment No. 5, the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D/A is hereby amended and restated by adding the following:

Carlos Laviada Ocejo and Laura Diez Barroso Azcárraga are citizens of Mexico, who have their principal business office address at Andrés Bello 45 Piso 17, Colonia Polanco, Mexico City, CP 11550. Mr. Laviada Ocejo and Mrs. Diez Barroso are Mexico-based entrepreneurs. Mrs. Diez Barroso serves as President of the Issuer’s board, and Mr. Laviada Ocejo serves as an alternate director for the Issuer’s board. Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife.

Weston is a limited partnership, organized under the laws of the Province of Ontario, Canada, and its address in the Province of Ontario, Canada is c/o Osler, Hoskin & Harcourt LLP, P.O. Box 50, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1B8. Weston’s principal place of business is at 654 Madison Avenue, Suite 1001 New York, NY, 10060. The principal business of Weston is purchasing, holding and selling securities for investment purposes. Prior to the transfers described in Item 3, Mrs. Diez Barroso was the majority owner of Weston and Mr. Laviada Ocejo was its general partner.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each Reporting Person declares that neither the filing of this Schedule 13D/A nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D/A is hereby amended and supplemented by adding the following:

On May 5, 2020, Mrs. Diez Barroso and Mr. Laviada Ocejo disposed of the following Series B and Series BB shares of the Issuer through a series of transfers, in each case for no consideration, to various adult family members, which resulted in each of the Reporting Persons and such transferees owning less than 5% of the Series B shares outstanding:

•	Mrs. Diez Barroso and Mr. Laviada Ocejo transferred to various transferees all of their interest in Promotora Aeronáutica del Pacífico, S.A. de C.V. (“PAP”), a Mexican special-purpose vehicle which was 100% owned by them. As previously reported, PAP owns 50% of Controladora Mexicana de Aeropuertos, S.A. de C.V. (“CMA”), which owns 66.6% of Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”), which directly owns all of the Series BB shares of the Issuer and 13,269,900 of the Series B shares of the Issuer.
•	Mrs. Diez Barroso, as majority owner of Weston, caused the transfer of (i) 18,264,638 Series B shares held by Weston to various transferees, including 1,250,048 Series B shares directly to herself, and subsequently transferred (ii) 100% ownership of Weston to various other transferees. In connection with such transfers, Mr. Laviada Ocejo was replaced as the general partner of Weston.

In addition, in transactions between November 27, 2018 and May 5, 2020, Mr. Laviada Ocejo made various open market purchases, acquiring in the aggregate 105,074 Series B shares using cash on hand. All such transactions in the Series B shares between November 27, 2018 and May 5, 2020, including the consideration paid, are set forth below.

Type of Transaction	Date of Transaction	Number of Series B Shares Purchased	Number of ADSs Purchased	Daily Weighted Average Price Per Share (U.S.$)*
Purchase	01/10/2019	413	-	7.23
Purchase	01/14/2019	23,000	-	6.95
Purchase	01/24/2019	18,000	-	7.27
Purchase	01/25/2019	15,000	-	7.28
Purchase	01/28/2019	18,000	-	7.26
Purchase	01/29/2019	14,031	-	7.28
Purchase	03/01/2019	3,130	-	9.19
Purchase	03/01/2019	13,500	-	9.27

In addition, on December 19, 2018 AMP sold, in the aggregate, 250,000 Series B shares in a series of open market transactions at the daily weighted average price per share of $7.72.*

* All purchases or sales of Series B shares disclosed herein were made on the Mexican Stock Exchange. Price converted into U.S. dollars using the exchange rate at close, as reported by Bloomberg L.P., excluding broker commissions.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D/A is hereby amended and supplemented by adding the following:

To the extent applicable, the information in Item 3 is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D/A is hereby amended and restated as follows:

(a) - (b)  As of the date hereof, none of the Reporting Persons beneficially owns any Series B shares other than the Series B shares covered in this Schedule 13D/A.

As of the date hereof, each Reporting Person’s beneficial ownership is as follows (based upon 476,850,000 Series B shares issued and outstanding as of March 31, 2020, as publicly reported by the Issuer in certain filings with Mexican regulatory authorities, which amount is disclosed by the Issuer as of December 31, 2018 in its annual report on Form 20-F, filed with the Securities and Exchange Commission on April 17, 2019):

Weston Hill Equity Holdings, LP(1)			Series B
(a)	Amount beneficially owned:		23,794,815
(b)	Percent of class:		4.9%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	23,794,815
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	23,794,815
	(iv)	Shared power to dispose or to direct the disposition of	0

Carlos Laviada Ocejo(1)			Series B
(a)	Amount beneficially owned:		3,052,735
(b)	Percent of class:		0.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	3,052,735
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	3,052,735

Laura Diez Barroso Azcárraga(1)			Series B
(a)	Amount beneficially owned:		3,052,735
(b)	Percent of class:		0.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	3,052,735
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	3,052,735

(1)  Mr. Laviada Ocejo directly beneficially owns 356,924 Series B shares. Mrs. Diez Barroso directly beneficially owns 2,695,811 Series B shares, which includes 1,250,048 Series B shares transferred directly to Ms. Diez Barroso by Weston as further described in Item 3 above. Mr. Laviada Ocejo and Mrs. Diez Barroso are husband and wife. Therefore, Mrs. Diez Barroso may also be deemed to be a beneficial owner of 356,924 Series B shares directly beneficially owned by Mr. Laviada Ocejo and Mr. Laviada Ocejo may be deemed a beneficial owner of 2,695,811 Series B shares directly beneficially owned by Mrs. Diez Barroso. Each Reporting Person disclaims beneficial ownership in the Series B shares reported on this Schedule 13D/A except to the extent of the Reporting Person’s respective pecuniary interest therein.

(c)  Except as set forth in Item 3, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d)  The transferees of the Series B shares owned by Weston, as described in Item 3, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Series B shares owned by Weston. Otherwise, no persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the disposition of the Series B shares to which this Schedule 13D/A relates.

(e)  As of May 5, 2020, each of Mr. Laviada Ocejo, Mrs. Diez Barroso and Weston ceased to be beneficial owners of at least 5% of the Issuer’s total outstanding Series B shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D/A is hereby amended and supplemented by adding the following:

To the extent applicable, the information in Item 3 is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2020

WESTON HILL EQUITY HOLDINGS, LP

By: LCA MANAGERS, LLC, as General Partner

/s/ Joel Levin
Name: Joel Levin
Title: Officer

CARLOS LAVIADA OCEJO

/s/ Carlos Laviada Ocejo

LAURA DIEZ BARROSO AZCÁRRAGA

/s/ Laura Diez Barroso Azcárraga